Commission File No. 001-31403

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

________________________

FORM 11-K

________________________

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2007

________________________

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN
(Full title of plan)

PEPCO HOLDINGS, INC.
(Name of issuer of securities held pursuant to the plan)

701 NINTH STREET, N.W.
WASHINGTON, D. C. 20068
(Address of principal executive office)

Pepco Holdings, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedules
as of December 31, 2007 and 2006
and the Year Ended December 31, 2007 and for the
period January 13, 2006 to December 31, 2006,

and

Report of Independent Registered Public Accounting Firm

Pepco Holdings, Inc. Retirement Savings Plan

Table of Contents

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2007 and the period January 13, 2006 to December 31, 2006	3

Notes to Financial Statements	4-11

Additional Information*

Schedule of Assets (Held at End of Year) -- Schedule H - Line 4(i)	12-13

Schedule of Reportable Transactions -- Schedule H - Line 4(j)	14

* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Pepco Holdings, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Pepco Holdings, Inc. Retirement Savings Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the year ended December 31, 2007 and the period January 13, 2006 to December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 and the period January 13, 2006 to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, line 4(j) – Schedule of Reportable Transactions for the year ended December 31, 2007 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus LLP

Washington, DC
June 25, 2008

Pepco Holdings, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31, 2007	As of December 31, 2006

Assets
Investments, at fair value
Registered investment companies	$575,423,952	$503,834,967
Common/Collective trust	152,266,146	170,113,181
Pepco Holdings, Inc. common stock	157,014,038	157,325,996
U.S. Savings Bonds	456,931	468,877
Participant loans	25,314,009	24,597,982
Total investments	910,475,076	856,341,003

Receivables
Employer contributions	66,177	-
Participant contributions	270,958	-

Net assets available for benefits, at fair value	910,812,211	856,341,003

Adjustments from fair value to contract value for fully benefit responsive investment contracts	(1,141,311)	1,241,996

Net assets available for benefits	$909,670,900	$857,582,999

The accompanying notes are an integral part of the financial statements.

Pepco Holdings, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the year ended December 31, 2007	For the period January 13, 2006 to December 31, 2006

Additions
Investment income:
Interest and dividend income, investments	$42,456,793	$34,461,364
Interest income, participant loans	1,669,273	1,431,876
Net appreciation in fair value of investments	30,730,557	45,782,687
Net investment income	74,856,623	81,675,927

Contributions:
Employer	10,912,942	10,615,795
Participants	33,677,807	33,328,316
Total Contributions	44,590,749	43,944,111

Other Additions	8,512	102,432

Total additions	119,455,884	125,722,470

Deductions
Payment of benefits	69,066,418	54,417,084
Other deductions	136,128	110,964
Total deductions	69,202,546	54,528,048

Net increase before Transfers from other plans	50,253,338	71,194,422

Plan transfers	1,834,563	786,388,577

Net assets available for benefits at beginning of year	857,582,999	-

Net assets available for benefits at end of year	$909,670,900	$857,582,999

The accompanying notes are an integral part of the financial statements.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2007

NOTE 1 - General Description

The following description of the Pepco Holdings, Inc. Retirement Savings Plan (the “Plan”), a defined contribution plan, provides only general information.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In October 2005, the Pepco Holdings, Inc (“PHI” or the “Company”) Administrative Board approved an amendment to create the Pepco Holdings, Inc. Retirement Savings Plan (the “Plan”) by merging four existing PHI savings plans into a single plan with Vanguard as the trustee and recordkeeper.  The predecessor plans were the 1)Potomac Electric Power Company Savings Plan for Management Employees, 2) the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees, 3) the Conectiv Savings and Investment Plan, and 4) the Atlantic Electric 401k Savings and Investment Plan B.  The effective date of the merger of the predecessor plans was January 13, 2006.  The PHI Retirement Savings Plan consists of seven sub plans; 1) The Management Sub Plan, 2) the Local 1900 Sub Plan, 3) The Local 1307 Sub Plan, 4) the Local 1238 Sub Plan, 5) the Local 210 Sub Plan, 6) The Local 210-5 Sub Plan, and 7) The POSC Sub Plan.

Plan Amendments

Effective June 25, 2007, the PHI Administrative Board approved an amendment to add the PHI Operating Services Company Sub Plan (POSC) to the PHI Retirement Savings Plan.  The POSC Sub Plan will follow the same rules as the Management Sub Plan with the exception of Company Contributions.  In both Sub Plans, the Company contributes $1 for every $1 the participant contributes, up to the first 3% of base pay and $.50 for every $1 the participant contributes on the next 3% of base pay.  In the POSC Sub Plan, eligible employees may also receive a discretionary contribution from POSC depending upon the success of the Company.

The Administrative Board of PHI amended the Plan to allow rollovers via a trustee-to-trustee transfer into an individual retirement plan of non-spouse beneficiaries for all sub plans, effective November 20, 2007.

The Administrative Board of PHI amended the Plan to allow direct rollovers via a trustee-to-trustee transfer into Roth IRA’s from all sub plans effective January 1, 2008.

Designation of Trustee

The Plan’s Trustee is Vanguard Fiduciary Trust Company (“Vanguard”) of Malvern, PA.  The Plan’s investments are held in a trust account at Vanguard and consist of a specific interest in the Pepco Retirement Savings Plan Master Trust (“the Trust”).

Designation of Recordkeeper

The Vanguard Group serves as the Plan’s recordkeeper.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2007

Participation

Management employees (non-bargaining unit, full time and part time more than 20 hours per week) of PHI’s wholly-owned subsidiaries; 1) PHI Service Company 2) Potomac Electric Power Company 3) Pepco Energy Services, Inc. 4) Delmarva Power & Light Company 5) Atlantic City Electric Company and 6) Conectiv Energy Services are eligible to participate in the Management Sub Plan upon hire.  Employees of PHI Operating Services Company participate in the POSC Sub Plan and are eligible to participate upon hire.  Employees represented by Local 1900 participate in the Local 1900 Sub Plan and are eligible to participate upon hire but are not eligible to receive company matching contributions until they reach six months of service.  Employees represented by Local 1238 participate in the Local 1238 Sub Plan and are eligible to participate once they have completed six months of service.  Employees represented by Local 1307 participate in the Local 1307 Sub Plan and are eligible to participate once they have completed six months of service.  Employees represented by Local 210 participate in the Local 210 Sub Plan and are eligible to participate on their date of hire if they are scheduled to work at least 1000 hours of service in the first 12 consecutive month period.  Employees represented by Local 210-5 participate in the Local 210-5 Sub Plan and are eligible to participate upon hire.

Contributions

In all Sub Plans, participants may contribute from 1% to 65% of their base pay on a before- or after-tax basis, not to exceed the maximum allowable under the Internal Revenue Code (“IRC”).

For participants in the Management Sub Plan and the Local 210-5 Sub Plan, the Company provides matching contributions in Company stock equal to 100% on the first 3% of base pay contributed by the employee and 50% on the next 3% of base pay contributed.  For participants in the Local 1238 Sub Plan and the Local 1307 Sub Plan, the Company provides matching contributions in Company stock equal to 50% up to 5% of the base pay contributed.  For participants in the Local 1900 Sub Plan, the Company provides matching contributions in Company stock equal to 45% up to 6% of the base pay contributed and effective June 1, 2008, that amount will be increased to 50% up to 6% of the base pay contributed.  For participants in the Local 210 Sub Plan, the Company provides matching contributions in Company stock equal to 50% up to 6% of the base pay contributed.

The Company’s matching contributions are made in Company stock and can be paid to the Trustee in authorized unissued shares or cash for the purchase of Company common stock on the open market.

Participants age 50 and older (by year end) and meeting one of the IRS pre-tax contribution limits are eligible to make catch-up contributions.  The catch-up contribution limits for 2007 and 2006 are $5,000.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2007

The sum of the elected percentages of before- and after-tax contributions and the Company matching contributions may not exceed 65% of a participant’s annual salary.  A participant is prohibited from making elective contributions to the Plan for six months following a hardship withdrawal.  Eligible rollover contributions are permitted from other employer-sponsored plans into the Plan.

Vesting

Participants are 100% vested and have a nonforfeitable interest, in their own contributions, and in the Company matching contributions, including any earnings or losses thereon.  However, participants in the Local 1900 Sub Plan are 100% vested in the Company’s matching contributions at the earlier of (1) the date on which a participant completes three years of service with the Company, (2) the date of a participant’s retirement, (3) the date of a participant’s death, (4) the date a participant begins a period of disability, or (5) the date a participant reaches age 65.

The Plan allows participants to diversify their vested Company matching contributions regardless of age or years of participation in the Plan.

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $2,290 and $2,118, respectively.  These amounts are used to reduce future employer contributions or fund administrative expenses by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and earnings (losses) attributable to the participant’s investments.  Participant accounts are impacted by expenses charged by the funds in which they invest, as disclosed in the funds’ prospectus.  Also, certain funds charge redemption fees that are also paid by the participant.  All other administrative fees are paid by the Plan.

Participants may elect to have their contributions invested, in multiples of 1%, in one or more of the available investment funds.  The Plan’s investment options were selected by the PHI Investment Committee and are intended to provide diversified categories of investments with different risk and return characteristics that will enable participants to create an investment portfolio to meet their individual goals, depending on the level of risk they are willing to accept.  The investment options available to participants of the Plan are reviewed periodically and can be changed at the discretion of the PHI Investment Committee pursuant to the Plan Document.

Effective July 1, 1998, the U.S. Savings Bond Fund was closed to any new contributions to the fund.

Participants can transfer all or part of their investment account balance and related earnings in any fund to any other fund with the exception of the U.S. Savings Bond Fund or any limitation expressed in the prospectus of a specific investment fund.  Participants may change the allocation of their future contributions among the funds at any time.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2007

Distributions and Withdrawals

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant’s beneficiary is entitled to the entire account balance as valued on the withdrawal date.  In the event of a participant’s death, distribution of the participant’s account balance will be made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary.  Distributions for reasons of retirement, permanent disability or termination will be made upon written request.  Distributions of a participant’s account may be made in (1) a lump sum cash payment (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary or (3) partial lump sums upon the request of the participant, with certain limitations stated in the Plan document.  Distributions from the Pepco Holdings, Inc. Common Stock Fund may be made in PHI common stock or cash.  Distributions cannot be deferred beyond age 70-1/2.

While employed, upon written notice, a participant may make certain withdrawals of vested contributions.  Pre-tax employee contributions can only be withdrawn for the reason of financial hardship, as defined in the Plan document.  At the age of 59-1/2, the participant may withdraw any portion of his or her account balance.

After making a hardship withdrawal of pre-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of six months.  A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her after-tax contributions.  During this suspension period, no matching contributions will be credited to the participant’s account.

Distributions from the Pepco Holdings Stock Fund are made in shares of Company common stock unless the participant elects to receive cash.  U.S. Savings bonds purchased with pre- or after-tax contributions are reinvested at maturity and can only be withdrawn from the Plan upon termination of employment, attainment of age 59-1/2 or during permissible periods as determined by the Plan.  Distributions from the U.S. Savings Bond Fund are distributed in cash or bonds as elected by the employee.  Distributions from any of the Plan’s other investment funds are made in cash.

Loans to Participants

Loans are available to participants from amounts attributable to before- and/or after-tax contributions, subject to U.S. Department of Labor and Internal Revenue Service (the “IRS”) limitations.  The Plan requires that a minimum of $1,000 be borrowed by a participant.  A one time per loan fee of $50 is deducted from the participant’s account with Vanguard at the time of distribution.  The number and amount of loans allowed to a participant are restricted by the Plan and are consistent with IRS regulations.  A participant can have up to four loans outstanding at any time with maximum term lengths of five years, or 30 years for a primary residence.  The prevailing prime rate (quoted by Reuters at the end of the month prior to the month of the loan)

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2007

is applied as the fixed interest rate for the loan.  Loan repayments are made through payroll deductions or by prepayment in a lump sum.  Upon termination from the Company, a participant can elect to continue to make loan repayments.  If the loan repayments are not made, the loan will be in default and is converted to a distribution at the end of the calendar quarter following the calendar quarter in which the first payment amount was missed, or approximately 90 days.

Plan Administration and Termination

The Plan is administered by the PHI Administrative Board, which is appointed by the Company’s Chief Executive Officer.  All contributions to the Plan are held in trust by Vanguard, the Plan Trustee, for the exclusive benefit of the participants.  The Company generally pays the trustee fees and other administrative expenses of the Plan, while the participants pay expenses charged by the funds and disclosed in the Funds’ prospectuses.

The Plan is a defined contribution plan.  Interests in the Plan are not insured by the Company and are not guaranteed by the Pension Benefit Guaranty Corporation, an agency of the United States government.

Although the Company intends to continue the Plan indefinitely, it reserves the right to terminate or amend the Plan at any time.  In the event of the termination of the Plan, all Company contributions become immediately vested to Plan participants.

NOTE 2 - Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan provides for various investment options.  Investment securities are exposed to various risks, such as interest, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the Plan’s interest in the net investment income (loss) in the Trust, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those Trust investments.

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments.  Shares of mutual funds are valued at net asset value of shares held by the Trust at December 31, 2007 and 2006, respectively.  Company common stock held in the Pepco Holdings Common Stock Fund (“the Stock Fund”) is valued at fair value, measured by the current

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2007

quoted market price at close of business on December 31, 2007 and 2006.  Participants’ holdings in the Stock Fund are represented by units in the Stock Fund and do not represent direct ownership of PHI common shares, the value of which was $12.70 per unit and $11.29 per unit at December 31, 2007 and 2006, respectively, versus PHI common stock, which was valued at $29.33 per share and $26.01 per share at December 31, 2007 and 2006, respectively.  Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest on interest bearing cash, participant loans and money market accounts is recorded when earned.  Participants with investments in the Stock Fund have an option to receive any dividends paid on PHI stock held in the Stock Fund and allocated to units within the Stock Fund or reinvest those dividends to purchase additional units in the PHI Stock Fund.

United States Savings Bonds, Series EE, which were purchased prior to July 1, 1998 on behalf of those participants electing to invest through the U.S. Savings Bonds Fund, are reported at fair value.

Loans to participants are valued at their outstanding balances, which approximates fair value.

Benefit payments to participants are recorded when paid.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS No. 157) which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.

The provisions of SFAS No. 157, as issued, are effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Pepco Holdings, Inc. Retirement Savings Plan).  PHI is currently evaluating the impact of SFAS No. 157 and does not anticipate its adoption will have a material impact on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.

Certain prior period amounts have been reclassified in order to conform to current period's presentation.

NOTE 3 – Stable Value Fund

As described in “Financial Accounting Standards Board Staff Position AAG INV-1” and “Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (collectively “the FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2007

investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust (the Vanguard Retirement Savings Trust).  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Vanguard Retirement Savings Trust and the adjustment from fair value to contract value.  The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year end.  The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

NOTE 4 – Non-participant-directed Investments

Information about the components of and the significant changes in net assets relating to the Plan’s non-participant-directed investments are as follows:

	2007	2006
Pepco Holdings, Inc. Common Stock Fund:
Net Assets at Beginning of Year	$157,325,996	$-
Contributions	12,339,059	11,362,319
Interest and dividend income	5,647,362	6,486,984
Net appreciation in fair value of investments	18,821,022	19,071,053
Benefits paid to participants	(11,886,474)	(11,098,258)
Plan transfers	(25,135,059)	132,279,842
Other (includes loan activity)	(97,868)	(775,944)
Net Assets at End of Year	$157,014,038	$157,325,996

NOTE 5 - Investments

Investments which exceed 5% of the Plan’s net assets at December 31, are as follows:

	2007	2006
TRP Growth Stock Fund	$-	$39,527,906
Vanguard Institutional Index Fund	144,233,373	142,835,285
Vanguard Windsor II Fund	-	38,768,891
Vanguard Retirement Savings Trust	152,226,146	-
Pepco Holdings Common Stock Fund	157,014,038	157,325,996
Pepco Holdings Stable Value Fund	-	171,355,177

During the year ended December 31, 2007 and for the period January 13, 2006 to December 31, 2006, the Plan’s investments (including gains and losses on investments bought, sold and transferred during the period) appreciated in value as follows:

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2007

	2007	2006
Registered Investment Companies - Mutual Funds	$11,909,535	$26,711,634
Pepco Holdings, Inc. - Common Stock	18,821,022	19,071,053
Total	$30,730,557	$45,782,687

NOTE 6 – Related Party Transactions

Certain Plan investments are shares of mutual funds managed by The Vanguard Group (“Vanguard”).  Vanguard is affiliated with the Vanguard Fiduciary Trust Company who is the Plan’s trustee as defined in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Company as Plan sponsor is a related party.  At December 31, 2007 and 2006, the Plan held investments of 5,353,360 shares and 6,048,673 shares as of Pepco Holdings, Inc. common stock, respectively.  These shares are indirectly held by participants through the ownership of 12,363,310 units and 13,934,986 units of the Pepco Holdings Stock Fund at December 31, 2007 and 2006, respectively.  The fair market value of the common stock at December 31, 2007 and 2006 was $157,014,038 and $157,325,996, respectively.  Purchases of $24,396,169 and $185,425,287 and sales of $43,535,291 and $48,609,268 of Company common stock were made during 2007 and 2006, respectively.

NOTE 7 – Plan Expenses

All administrative expenses incurred in the administration of the Plan are paid by the Company.

NOTE 8 - Tax Status of the Plan

The IRS has determined that all plans that were merged into the Pepco Holdings, Inc. Retirement Savings Plan at January 13, 2006 (Conectiv Savings and Investment Plan – October 9, 2003; Atlantic Electric 401k Savings and Investment Plan B – October 9, 2003; Potomac Electric Power Company Savings Plan for Management Employees – December 1, 2003; PHI Operating Services Company 401k Savings Plan – August 7, 2001; and Potomac Electric Power Company Savings Plan for Bargaining Unit Employees – December 1, 2003) are qualified employee benefit plans under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the Trust is a qualified tax exempt employee benefit trust under Section 501(a) of the Code.  Although the plans have been amended since receiving their determination letters, the Plan Administrator believes that the plans are designed and currently being operated in compliance with the applicable requirements of the Code. Participants are not taxed on the income allocated to contributions made for their account until such time as they or their beneficiaries receive distributions from the Plan.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(i)
Schedule of Assets (Held at End of Year)
Year Ended December 31 2007

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of Issue	Investment Type	Cost	Current Value

*	Neuberger Soc Resp;Tr	Registered Investment Company	$154,180	$160,571
*	Allianz:CCM CapAp;Admn	Registered Investment Company	780,415	773,242
*	Allianz CCM Mid-Cap;Admn	Registered Investment Company	16,314,729	16,221,798
*	Allianz:NFJ SCV;Inst	Registered Investment Company	5,729,194	5,378,839
*	Amer AAdv:Sm Cp Val;Plan	Registered Investment Company	567,995	470,302
*	American Cent. Small Company	Registered Investment Company	962,013	787,210
*	Ariel Appreciation	Registered Investment Company	597,382	539,307
*	Ariel Fund	Registered Investment Company	1,235,121	1,108,619
*	Baron Asset Fund	Registered Investment Company	4,029,414	4,367,844
*	Baron Growth	Registered Investment Company	3,834,491	4,001,562
*	CRM Md Cp Val;Inv	Registered Investment Company	1,608,382	1,577,151
*	Calvert Social Inv Equity Cl A	Registered Investment Company	112,928	116,129
*	Century SmCp Sel;Inst	Registered Investment Company	4,315,025	3,919,184
*	Columbia Acorn Sel;Z	Registered Investment Company	2,356,158	2,436,028
*	Columbia Acorn USA Fund	Registered Investment Company	1,385,296	1,361,182
*	Columbia Small Cap Fund	Registered Investment Company	1,041,209	852,860
*	Dodge & Cox Intl Stock	Registered Investment Company	27,180,392	30,528,193
*	Fidelity Balanced	Registered Investment Company	6,582,017	6,554,917
*	Fidelity Capital Apprec	Registered Investment Company	1,092,681	1,077,436
*	Fidelity Value Fund	Registered Investment Company	6,463,492	6,031,103
*	Fidelity Contrafund	Registered Investment Company	10,503,431	11,151,812
*	Fidelity Convertible	Registered Investment Company	2,574,617	2,612,757
*	Fidelity Dividend Growth Fund	Registered Investment Company	2,171,429	2,109,532
*	Fidelity Growth and Income Fd	Registered Investment Company	893,118	766,028
*	FT Mutual Discovery; A	Registered Investment Company	1,776,839	1,934,114
*	Franklin Mutual Shares;A	Registered Investment Company	1,566,668	1,512,984
*	Frank Temp Growth Fund	Registered Investment Company	1,675,470	1,630,543
*	Jenn Util Z	Registered Investment Company	5,334,727	4,932,032
*	Legg Mason Value Trust	Registered Investment Company	2,814,883	2,536,203
*	Lord Abbett Mid Cap Value Fund	Registered Investment Company	3,332,859	2,759,155
*	MSIFT Midcap Growth A	Registered Investment Company	1,944,040	2,135,208
*	Morg Stan Inst:US RE;A	Registered Investment Company	3,808,172	2,546,335
*	N&B Genesis Trust	Registered Investment Company	4,473,425	4,347,961
*	N&B Partners Trust	Registered Investment Company	1,519,649	1,641,338
*	Oakmark Eqty & Inc;I	Registered Investment Company	4,232,309	4,381,705
*	Oakmark Select Fund	Registered Investment Company	1,187,267	921,908
*	PIMCO Total Return	Registered Investment Company	9,026,845	9,222,697
*	PIMCO:Gl Bd (UH);Admn	Registered Investment Company	340,881	350,006
*	PIMCO:Low Dur;Admn	Registered Investment Company	346,179	351,690
*	T Rowe High Yield Bond Fund	Registered Investment Company	3,780,399	3,640,806
*	T. Rowe Price Emerging Mkt St	Registered Investment Company	12,485,780	15,914,580
*	T. Rowe Price New Horizons	Registered Investment Company	672,330	616,076
*	T. Rowe Price Real Estate	Registered Investment Company	3,802,425	3,089,152
*	TRP Balanced Fund Retail	Registered Investment Company	1,098,903	1,075,988
*	TRP Growth Stock Fund	Registered Investment Company	35,373,327	39,834,475
*	TRP Spectrum Growth	Registered Investment Company	4,361,195	4,717,036
*	TRP Spectrum Income Fund	Registered Investment Company	3,109,695	3,137,488

*	Party in Interest

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(i) (continued)
Schedule of Assets (Held at End of Year)
Year Ended December 31 2007

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(i) (continued):

	Identity of Issue	Investment Type	Cost	Current Value

*	Templeton Inc:GB;A	Registered Investment Company	3,385,058	3,482,647
*	Vanguard Explorer Fund	Registered Investment Company	968,879	875,528
*	Vanguard GNMA Investor Shares	Registered Investment Company	3,221,396	3,279,408
*	Vanguard Inst Index Fund	Registered Investment Company	129,663,726	144,233,373
*	Vanguard IT Inv Grade	Registered Investment Company	8,772,896	8,865,306
*	Vanguard IT Treasury Inv	Registered Investment Company	2,278,325	2,352,120
*	Vanguard PRIMECAP Fund	Registered Investment Company	29,983,402	31,237,593
*	Vanguard Strat Equity Fund	Registered Investment Company	5,613,669	4,737,381
*	Vanguard Tgt Retirement 2005	Registered Investment Company	2,754,013	2,873,798
*	Vanguard Tgt Retirement 2010	Registered Investment Company	5,275,894	5,390,406
*	Vanguard Tgt Retirement 2015	Registered Investment Company	19,079,188	20,457,200
*	Vanguard Tgt Retirement 2020	Registered Investment Company	2,420,184	2,457,849
*	Vanguard Tgt Retirement 2025	Registered Investment Company	15,975,562	17,618,751
*	Vanguard Tgt Retirement 2030	Registered Investment Company	661,395	679,276
*	Vanguard Tgt Retirement 2035	Registered Investment Company	5,032,961	5,565,589
*	Vanguard Tgt Retirement 2040	Registered Investment Company	282,738	282,425
*	Vanguard Tgt Retirement 2045	Registered Investment Company	7,516,060	8,357,326
*	Vanguard Tgt Retirement 2050	Registered Investment Company	172,033	171,182
*	Vanguard Target Retirement Inc	Registered Investment Company	2,457,780	2,556,991
*	Vanguard Total Bond Mkt Index	Registered Investment Company	36,236,048	36,658,157
*	Vanguard Total Int’l Stock Idx	Registered Investment Company	19,403,387	20,822,715
*	Vanguard Windsor II Fund Inv	Registered Investment Company	36,102,400	34,335,845
*	Vanguard Retirement Savings Trust	Common/Collective Trust	152,266,146	152,266,146
*	Pepco Holdings Common Stock Fd	Company Stock Fund	115,486,446	157,014,038
*	US Savings Bonds	US Savings Bonds	211,750	456,931

*	Loan Fund	Participant loans with interest rates ranging from 4% to 11%	-	25,314,009

Total assets held for investment purposes at End of Year			$815,770,712	$910,475,076

*	Party in Interest

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(j)
Schedule of Reportable Transactions
Year Ended December 31 2007

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

Vanguard	Vanguard Inst Index Fund	$23,509,285			$23,509,285
Vanguard	Vanguard Inst Index Fund		$27,043,327	$23,964,267	27,043,327	$3,079,060

Vanguard	Vanguard Retire Savings Trust	176,572,194			176,572,194
Vanguard	Vanguard Retire Savings Trust		25,450,313	25,450,313	25,450,313	-

Vanguard	Pepco Holdings	15,627,386			15,627,386
Vanguard	Pepco Holdings		31,386,366	31,386,366	31,386,366	-

Vanguard	Pepco Holdings Common Stock Fd	24,396,169			24,396,169
Vanguard	Pepco Holdings Common Stock Fd		43,535,291	33,476,292	43,535,291	10,058,999

Exhibits:

Exhibit 23       Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN
By:	/s/ D. R. WRAASE Dennis R. Wraase, Chairman Administrative Board

Date:   June 25, 2008